Jack Levy
Partner
(212) 735-8764
jlevy@morrisoncohen.com
September 30, 2009
VIA EDGAR AND FEDERAL EXPRESS
Ms. Kathleen Krebs, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed on September 18, 2009
File No. 001-33746
Dear Ms. Krebs:
On behalf of TM Entertainment and Media, Inc., a Delaware corporation (“TM”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 to the Preliminary Schedule 14A for TM (the “Amended Schedule 14A”), including exhibits, in connection with the acquisition by TM of Hong Kong Mandefu Holding Limited (“CME”).
The Amended Schedule 14A incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Theodore S. Green, dated September 25, 2009. For your convenience, we have repeated each comment prior to the response in bold. All references to page numbers in our discussion below each heading are to the pages in the Amended Schedule 14A. The references to page numbers in the headings are to Amendment No. 3 to the Preliminary Schedule 14A filed on September 18, 2009 (the “Original Schedule 14A”).
We are also sending you 1 clean and 1 marked copy of the Amended Schedule 14A, marked to show changes from the Original Schedule 14A as filed, by electronic mail.
General
1.	We note that you have added a new proposal to your proxy statement to approve an amendment to your amended and restated certificate of incorporation to:
•	eliminate the prohibition on the consummation of a transaction if holders of an aggregate of 30% or more of the shares of common stock issued in your initial public offering exercise their conversion rights, and

•	provide conversion rights to all stockholders upon approval of the transactions regardless of whether the stockholder votes for or against it,

Please provide an analysis explaining why you believe the proposed changes to the company’s certificate of incorporation and the rights of your common stockholders are not so significant that they constitute the issuance of new securities that would be issued to current holders. Please explain why you believe Sections of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities. In the alternative, file a registration statement to register the transaction to reflect the new investment decision for your common stockholders as a result of these proposals.

As we discussed, we have provided you with our analysis supplementally.

2.	It appears that you have bundled together under the “Initial Charter Amendment Proposal” proposed actions that are separate matters that require separate consideration by your stockholders. Please revise to include as separate proposals the removal of the 30% conversion limitation and the removal of the requirement that only holdings of the IPO shares who vote against the transaction may convert their IPO shares. Please similarly unbundle the proposals on your form of proxy card. See Rule I 4a-4(a)(3) and the September 2004 Interim Supplement to the Manu& of Publicly Available Telephone Interpretations available on our website at http:/wwwsec.gov/interps/telephone/phonesupplement5.htm.

We have made the requested changes throughout the Amended Schedule 14A.

3.	Please clearly state throughout the document whether shareholders must elect to convert their shares at the time they vote on the transaction or whether they can elect conversion after the vote.

We have made the requested changes throughout the Amended Schedule 14A.

4.	Please disclose whether TM’s officers, directors, initial stockholders or their affiliates can convert any IPO shares they hold (including IPO shares acquired before the meeting to help secure approval of the transaction) and whether they intend to do so. Also disclose whether CME or its affiliates can convert any IPO shares they own, including IPO shares acquired before the meeting to help secure approval of the transaction. If so, disclose that the ability of these parties to convert any IPO shares they purchase to help secure approval of the transaction may facilitate the purchase of more shares for this purpose.

We have made the requested changes. Please see second page of the cover letter and throughout the Amended Schedule 14A.

5.	We note that the liquidation value of $7.91 per share that you use throughout document is based upon the amount in the trust account as of June 30, 2009, Please update this amount to a more recent date.

We have made the requested changes throughout the Amended Schedule 14A.

Conditions to Closing, page 5
6.	We note that you are in the process of obtaining a waiver from the sellers and other parties to the transaction with respect to the closing condition requiring that holders of less than 30% of TM’s stock exercise theft conversion rights. Tell us when management anticipates receiving this waiver and whether you will proceed with the proxy solicitation if you do not receive the waiver before the date you intend to mail the proxy statement. If you plan to proceed with the proxy solicitation prior to receiving the waiver, disclose this fact and the reasons why you are soliciting votes on proposals that would potentially violate a significant condition to closing. Disclose any risks to shareholders. Disclose how you will notify shareholders if you receive the waiver.

As part of amendments to the Share Exchange Agreement, the terms of which are reflected throughout the amended Schedule 14A, this closing condition has been eliminated.

7.	Revise your disclosure in the third paragraph under this subsection to specifically address how the company would pay for the maximum conversion amount under the initial charter proposals and meet the closing condition to deliver $10.0 million cash.

As part of amendments to the Share Exchange Agreement, the terms of which are reflected throughout the amended Schedule 14A, this closing condition has been eliminated. We note that a new closing condition has been added which requires TM to have a sufficient amount of cash to pay for its transaction fees.

8.	We note your response to comment two from our letter dated September 11, 2009. Please expand your disclosure to indicate that the “permitted financing” is for an amount of $50 million. We also note your statement on page 21 that the company is required to obtain $40 million in equity or debt financing “in connection with” the closing of the transaction. Please revise your description of the conditions to closing here and on page 87 to describe this financing obligation and clarify, if true, that this is in addition to the $50 million “permitted financing.” Such disclosure should indicate when the company intends to complete the financing, the company’s intended use of the financing as well as whether there will be any material limitations on its use.

As part of amendments to the Share Exchange Agreement, the terms of which are reflected throughout the amended Schedule 14A, this condition has been eliminated. We note that a new closing condition has been added which requires TM to have a sufficient amount of cash to pay for its transaction fees and expenses and the pro forma financial data takes this into account.

The Initial Charter Proposal, page 7
9.	Please briefly address stockholders’ rescission rights as a result of the initial charter amendment proposals.

We have made the requested changes. Please see page 7.

10.	Briefly discuss the purpose of the current charter provisions you are asking shareholders to remove in the initial charter amendment proposals. Discuss the purpose and effect of removing these provisions from your charter. Discuss why you are submitting the initial charter amendment proposals to shareholders and making the transaction proposal conditioned upon approval of the initial charter amendment proposals.

We have made the requested changes. Please see page 7.
Actions that May be Taken to Secure Approval of TM’s Stockholders, page 10
11.	We note your response to comment seven from our letter dated September 21, 2009 and your revised disclosure on page 11. Please clarify the manner in which these actions may impact the relative ownership of the company following the transactions.

We have made the requested changes. Please see page 11.

12.	Disclose whether TM, CML, the initial stockholders or their affiliates may purchase shares to help secure approval of the initial charter amendments.

We have made the requested changes. Please see page 11.
Questions and Answers About the Transaction and the Special Meeting, page 12
Why is TM proposing to initially amend its Amended and Restated Certificate of Incorporation page 13
13.	Please expand your response to this question to explain management’s reasons for submitting the initial charter amendment proposals to shareholders and the potential impact on the vote to approve the transaction.

We have made the requested changes. Please see page 15.
Background of the Transaction, page 66
14.	We note your response to comment nine from our letter dated September 21, 2009. Please explain why VisionChina Media was deemed to be the most comparable publicly traded company to CME, as noted on page 72. In addition, please clarify the material assumptions underlying the projections provided by CME, including, for example, whether they were based on the closing of the transaction and a 30% conversion of TM stockholders.
We have made the requested changes. Please see pages 71 and 74.

15.	Please expand your disclosure to describe management’s consideration of the initial charter proposal and any further negotiations with CME.

We have made the requested changes. Please see page 75.
Satisfaction of Requirement that the Transaction has a Fair Market Value Equal to at least 80% of TM’s Net Assets, page 75
16.	We note your response to comment 13 from our letter dated September 11, 2009 and your additional disclosure on page 75. Please clarify the additional language at the end of the first paragraph of this section to explain that the enumerated factors created a conflict of interest that TM’s management and board of directors had in negotiating the transaction on behalf of TM, which resulted in the value of the consideration being paid by TM exceeding 80% of TM’s net assets.

We have made the requested changes. Please see page 78.
Post-Closing Ownership of TM Common Stock, page 78
17.	We note your statement in the first full paragraph of page 78 addressing the percentage of stock ownership if holders of 100% of the outstanding TM common stock issued in your initial public offering vote against the transaction. Please revise this statement to reflect the possibility that stockholders may exercise their conversion rights if they vote for or against the transaction. Please revise this statement to reflect the possibility that stockholders may exercise their conversion rights if they vote for or against the transaction.

We have made the requested changes. Please see page 81.
The Initial Charter Amendment Proposal, Page 91
18.	Please expand your disclosure to address the other business reasons for the proposal, including, for example, management’s belief that this proposal will increase the likelihood that the transaction will be approved. Please provide a basis for this and any other reasons for the proposal.

We have made the requested changes. Please see pages 94–96.

19.	Because the number of stockholders who elect to convert could dramatically exceed 30%, discuss the potential negative effect on the liquidity of the company’s stock following the transaction, Discuss the likelihood that the company might have very few public stockholders following the transaction and the ability of remaining stockholders to buy and sell the company’s stock in the marketplace following the transaction.
We have made the requested changes. Please see page 95. We have also added a risk factor to this effect. Please see page 54.
The Authorized Share Increase Proposal, page 97
20.	We note your response to comment 14 from our letter dated September 11, 2009 as well as your revised disclosure on page 97. Please clarify the last sentence of the third paragraph on this page to indicate what portion of the remaining 9,240,000 authorized shares you may issue to secure stockholder approval of the transaction. Please also disclose that having a large number of authorized and unissued shares may have anti-takeover effects.

We have made the requested changes. Please see page 100.
CME’s Management’s Discussion and Analysis
Liquidity and Capital Resources, page 149
21.	We note your response to comment 15 from our letter dated September 11 2009. Please revise your disclosure to clarify that the “permitted financing” would be up to $50 million. Please also address TM’s obligation to obtain $40 million in debt or equity financing and indicate how that obligation will impact CME’s liquidity and capital resources after the transaction.

As part of amendments to the Share Exchange Agreement, the terms of which are reflected throughout the amended Schedule 14A, this obligation has been eliminated. We note that a new closing condition has been added which requires TM to have a sufficient amount of cash to pay for its transaction fees and expenses and the pro forma financial data takes this into account. This requirement is not expected to significantly impact CME’s liquidity and capital resources after the transaction.
Unaudited Pro Forma Condensed Financial Information, page 156
22.	We note that you intend to secure $40 million of additional capital through long- term debt in connection with the closing of the transaction. Tell us why you believe it is appropriate to reflect the debt facility in your pro forum financial statements. Refer to Article 11 of Regulation S-X in your response. Also, if it is appropriate to reflect the debt, tell us why it is not appropriate to reflect any related interest expense. Also, revise your discussion to include disclosures concerning the effect on the transaction if you are unable to secure the debt. In addition tell us how you considered the impact of not receiving the additional debt facility on your pro forma financial statements.

As part of amendments to the Share Exchange Agreement, the terms of which are reflected throughout the amended Schedule 14A, this obligation has been eliminated. We note that a new closing condition has been added which requires TM to have a sufficient amount of cash to pay for its transaction fees and expenses and the pro forma financial data takes this into account.

S-X Article 11 pro forma financial information is intended to provide investors with information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements, illustrating the scope of the change in the registrant’s financial position and results of operations. The long-term debt financing included by the Company in a scenario of maximum exercise of conversion rights is a transaction that is part of the group of transactions affecting the historical financial statements of the Company. The long-term debt is required to be raised by the Company’s management either prior to or contemporaneously with the closing of the transaction, therefore, it is not information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, which are considered a projection and not an objective of S-X Article 11. Therefore, we have revised the language in the proxy statement indicating that the long-term debt financing is a requirement for the consummation of the transaction. In addition, since the consummation of more than one transaction has occurred or is probable, pro forma information may be presented on either a combined or separate basis. Therefore, in the Company’s scenario of maximum exercise of conversion rights, the Company has elected to present the transactions on a combined basis and disaggregated the various transactions in a reasonable fashion in the footnotes to the pro forma. In addition, the Company has included interest expense on the long-term debt in the revised pro-forma financial statements at a rate indicative of the current borrowing costs of the combined company based on terms provided by potential financing sources.
Information About TM Entertainment and Media, Inc.
Liquidity and Capital Resources. page 169
23.	We note your statement that you may need to raise additional funds through a private or public offering of debtor equity securities to fund the conversion by your stockholders, Please clarify whether this is in addition to the $40 million in financing you reference throughout your preliminary proxy statement.

As part of amendments to the Share Exchange Agreement, the terms of which are reflected throughout the amended Schedule 14A, this obligation has been eliminated.
*  *  *  *  *

In addition to the changes made in response to the above comments, we have revised the Original Schedule 14A throughout to reflect the amendments to the terms of the Share Exchange Agreement, including, among other things, (i) changing the form of cash consideration payable from cash to stock and promissory notes, (ii) eliminating the requirement that TM deliver at least $10 million in working capital, and (iii) limiting TM’s fees and expenses and adding a closing condition requiring TM to have sufficient cash closing to pay such fees and expenses.
Should you have any questions regarding the foregoing, please do not hesitate to contact Jack Levy at (212) 735-8764 or Eitan Tabak at (212) 735-8628.
Sincerely,
Jack Levy

cc:	Mitchell Nussbaum, Esquire, Counsel, Hong Kong Mandefu Holding Limited Theodore S. Green, Chairman and Co-CEO, TM Entertainment and Media, Inc. Malcolm Bird, Co-CEO, TM Entertainment and Media, Inc.